TYPE: 425
SEQUENCE: 1
Description: Form 425

                                    Filed by Pan Pacific Retail Properties, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1913
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                       Subject Company: Western Properties Trust
                                                  Commission File No.: 001-08723

THE FOLLOWING IS THE SCRIPT OF A TELEPHONE CONFERENCE WITH INVESTORS HELD ON TUESDAY, NOVEMBER 7, 2000 AT 8:30 AM PST:

CAROL MERRIMAN:

Thank you and good morning. Welcome to Pan Pacific's third quarter conference call. This morning, the Company's earnings press release was faxed to each of you. If there is anyone on the line who needs a copy of the release, please contact me after the call at 760-727-1002. In just a minute, management will review the quarter, then the call will be opened up for a question and answer session.

First I would like to read a Safe Harbor statement. Certain matters discussed within this conference call are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Although, the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance and operations of its shopping centers, changes in real estate, economic or stock market conditions, interest rates, the completion of pending acquisitions, including the pending transaction with Western Properties Trust, and other risks which are detailed from time to time in reports filed the with Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

At this time, I would like to introduce Stuart Tanz, President and Chief Executive Officer.

STUART TANZ:

Thanks Carol and good morning everyone. With me today is Jeff Stauffer, our Chief Operating Officer, and Joe Tyson, our Chief Financial Officer.

We are pleased to report another solid quarter for the company. Total FFO grew by 9.5% and by 8.6% on a per share basis over the third quarter of last year. This growth was largely driven by the performance of our core portfolio. For the third quarter, we maintained our high occupancy rate of 97% and had another very active quarter on the leasing front. Retail demand across our markets remains strong, and we continue to work with our tenant base resulting in a double-digit same-store rent increase of 17% for the quarter.

In terms of acquisitions, we have previously stated that our strategy has been to be patient, select only the best, most strategic opportunities in our core markets capitalizing on relationships our established infrastructure and financial capabilities. To that end, in August, we announced that Pan Pacific had entered into a definitive agreement to acquire Western Properties Trust through a stock-for-stock transaction valued at $440 million. This acquisition will establish Pan Pacific as the largest neighborhood shopping center REIT on the West Coast with 111 properties totaling over 15 million square feet. The transaction significantly enhances our presence in the best markets on the West Coast, where we can maximize our operating platform, achieve exceptional results and accelerate our earnings growth.

We are very pleased to report that we are moving forward as planned. Stockholders will meet to vote on the transaction this Thursday, November 9th, and subject to stockholder approval we plan to close soon thereafter.

We've been working hard over the past several months in order to hit the ground running when we close. We have a comprehensive business plan integrating Western's 50 properties into our portfolio.

Fortunately, we already have the regional infrastructure to absorb these centers. One other advantage is that both companies utilize compatible accounting and property management systems, which we have now combined.

In addition to the Western transaction, our "one-off" acquisition program continues on track. During the third quarter we acquired two grocery-anchored centers in Southern California for a total of $26 million. Both properties are well-located in demographically strong sub-markets. The average occupancy at the time we acquired the properties was just shy of 90%, which we have already increased to 95% today. Our average yield is currently at about 10% and we expect to exceed that number by year-end. With that, I'll turn it over to Joe.

JOE TYSON:

Thanks Stuart and good morning everyone. I'll start by running through the numbers for the third quarter and the first nine months. As a note, all per share amounts are on a diluted basis.

For the quarter ended September 30th, funds from operations totaled $14.1 million, or 63 cents a share, as compared to FFO of $12.9 million for the third quarter of 1999, or 58 cents a share, representing a 9.5% increase in total FFO, and an 8.6% increase on a per share basis. One note on the numbers, G&A was unusually low in the third quarter. This was a result of slowed activity in terms of hiring, travel and other overhead expenses, as we held back while focusing on the Western transaction. There was also an accrual adjustment relating to leasing as a result of being well ahead of budget. Looking at the fourth quarter, we expect G&A to be more in-line with our normal quarterly run-rate of around $1.2 million.

After adjusting for capital expenditures, principal payments and straight lining of rents, funds available for distribution for the third quarter was $10.6 million or 47 cents per share.

Looking at the nine months ended September 30th, FFO totaled $41 million, or $1.83 a share, as compared to $37.7 million for the first nine months of 1999, or $1.71 per share. FAD for the first nine months of 2000 was $33 million, or $1.47 a share, as compared to $31.3 million, or $1.42 a share for the first nine months of 1999.

During the third quarter we distributed 42 cents a share in dividends representing a 67% FFO pay out ratio and an 89% FAD pay out ratio.

As part of the Western transaction, Pan Pacific intends to increase its quarterly dividend in the first quarter of next year by 8.3% to 45.5 cents, which will provide Western shareholders with the same level of dividend they have historically received after giving effect to the share exchange ratio. We also plan to adjust our dividend payment date to coincide with Western's payment date, so that instead of receiving a dividend in mid-January next year, the dividend will be paid in mid-March. To make up for the two-month delay, subject to the transaction closing, Pan Pacific will pay, a special two-month dividend of 28 cents. The dividend is expected to be paid on November 15th to Pan Pacific stockholders of record on November 3rd. Western shareholders, who normally receive a dividend in mid-December, will be receiving their normal quarterly dividend early, on November 10th, because of the transaction. So, again, the first quarterly dividend for the combined company will be in mid-March in the amount of 45.5 cents per share.

For the 54 properties owned by Pan Pacific during both the third quarter of 2000 and 1999, net operating income increased 2.4% and for the first nine months NOI increased 3.4%.

As for our balance sheet, at September 30th the company had a total market cap of $844 million with $394 million of debt outstanding, representing a 47% debt-to-total market cap ratio. Approximately two-thirds of our debt, or $226 million, is fixed-rate, long-term debt with a weighted average interest rate of 7.7% and a weighted average maturity of over seven years. The remaining $169 million, is part of our unsecured line of credit.

Our interest coverage remains strong and for the third quarter was 2.9 to one.

With the Western transaction, our total market cap will increase to approximately $1.3 billion. One of the key benefits of the transaction is that Western's debt structure and investment-grade rating fit hand-in-glove with ours. On a combined basis, our debt ratio, weighted average interest rate, maturity and interest coverage ratio will remain roughly the same; in fact, there will be a modest improvement.

The transaction significantly enhances our financial flexibility and capacity to grow. 95% of Western's debt is unsecured, including $125 million of investment grade bonds, which Pan Pacific will be assuming. This will substantially enhance Pan Pacific's unsecured debt-to-total debt ratio from 43% to 60% and 91 of the 111 properties will be unencumbered representing 71% of the combined company's NOI.

After closing, our unsecured financing of credit will be doubled from $200 million to $400 million the average borrowing spread will be reduced from 115 basis points to 108 basis points and the bank line maturity will be extended to 2004. Post closing, we will have approximately $160 million available to fund future acquisitions. This will enable us to execute our business plan over the next two years without additional equity.

And now I'll turn it over to Jeff.

JEFF STAUFFER:

Thanks Joe. Following Joe's lead, I'll quickly review our operating results for the third quarter and then comment on the Western transaction.

At September 30th, Pan Pacific's portfolio stood at 61 shopping centers totaling
9.5 million square feet and was 97% leased.

In terms of leasing, it was another very strong quarter during which we executed a total of 81 leases.

To walk you through some of the details, during the quarter we executed 78 non-anchor leases totaling 192,000 square feet with same-store, straight-line increase in rents of 17.4% and an 8.1% cash increase. In terms of anchor leases, we executed three leases totaling 76,000 square feet, achieving a 14.8% straight-line increase in rents and a 9.2% cash increase. So on a blended basis we achieved a 17% straight-line increase and an 8.3% cash increase.

Turning to the Western transaction, as Stuart commented, their portfolio is very comparable to Pan Pacific. For example 72% of our properties are grocery-anchored centers 74% of Western's portfolio are grocery-anchored. Both portfolios have about a 60%-40% split between anchor and non-anchor tenants, which is ideal for neighborhood centers. And roughly 80% of each portfolio is leased to national and regional tenants.

In terms of leasing opportunities, over the next 12 to 24 months approximately 600,000 square feet is scheduled to expire in the Western portfolio. The majority of this space is located in the very strong San Francisco and Sacramento markets. At Pan Pacific's centers in these markets we have consistently achieved same store rent growth of better than 20%. Now with a much greater presence in these markets, we will have more flexibility to move tenants around attract new tenants and drive rental rates. And with that, I'll turn it back over to Stuart.

STUART TANZ:

Thanks Jeff. Before opening up the call for questions, I would like to add a couple of important points on the eve of the Western transaction.

Starting with Pan Pacific's performance and progress over the past three years since our IPO. We have grown our FFO per share by 50%, increased our dividend by 26%, maintained our portfolio occupancy above 96%, and we have achieved double-digit growth in same-store rents for 13 consecutive quarters.

We've worked hard at achieving these results. Staying focused, making sure to acquire quality assets, and delivering consistent growth each quarter, has brought Pan Pacific to this point.

We are prepared to take our business to the next level. As part of our long-term strategy, we have carefully built a management and leasing infrastructure across our core markets in anticipation of this very day.

With the acquisition of Western, we will be uniquely positioned as the largest shopping center REIT on the West Coast. With 111 shopping centers, we will have an exceptional platform on the West Coast with the ability to continue to grow in many ways. In terms of external growth, by having greater market dominance and greater financial flexibility and capacity will significantly enhance our ability to capitalize on additional investment opportunities. West Coast retail remains highly fragmented - we are truly are in a very strong position to continue to be the leader in consolidating quality shopping centers on the West Coast.

In terms of internal growth, as Jeff indicated, with 111 centers, providing a dominant position in demographically strong, supply-constrained markets, we will have greater flexibility to manage our portfolio and work our tenant base to achieve strong operating results going forward.


In summary, we are very excited as to what this transaction will mean for Pan Pacific and we look forward to continuing to work hard to deliver solid results and increased shareholder value.

With that, we would be happy to answer any questions you may have.

Q&A SESSION

CLOSING REMARKS

STUART TANZ:

Thank you again for joining us this morning. As always, we appreciate your participation and support. Jeff, Joe and I are available to answer any questions. If you would like to receive our quarterly supplemental package, please contact Carol Merriman, or you can find additional information on the company on our web site at www.pprp.com.

For those of you interested, we intend to hold our year-end, fourth quarter conference call on February 15, at this same time. Thank you.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY PAN PACIFIC RETAIL PROPERTIES, INC. ON TUESDAY, NOVEMBER 7, 2000:

PAN PACIFIC RETAIL PROPERTIES, INC.                            TRADED: NYSE: PNP
1631 SOUTH MELROSE DRIVE, SUITE B
VISTA CA 92083

CONTACT:
Pan Pacific Retail Properties,
Inc.
Carol Merriman, Investor
(760) 727-1002 x102
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
Tuesday, November 7, 2000

          PAN PACIFIC RETAIL PROPERTIES REPORTS THIRD QUARTER RESULTS;
                8.6% INCREASE IN FUNDS FROM OPERATIONS PER SHARE

  STOCKHOLDER MEETING SET FOR NOVEMBER 9TH TO VOTE ON WESTERN PROPERTIES TRUST
                                  ACQUISITION


THIRD QUARTER HIGHLIGHTS:

-       9.5% INCREASE IN TOTAL FFO TO $14.1 MILLION FOR 3Q `00 VS. 3Q `99
-       8.6% INCREASE IN FFO PER SHARE TO $0.63 FOR 3Q `00 VS. 3Q `99
-       17.0% BASE RENT INCREASE ON SAME STORE NEW AND RENEWED LEASES
-       97.4% PORTFOLIO OCCUPANCY AT SEPTEMBER 30TH
-       ACQUIRED TWO GROCERY-ANCHORED CENTERS TOTALING $25.7 MM
-       $0.42 PER SHARE QUARTERLY CASH DIVIDEND PAID

WESTERN PROPERTIES TRUST PENDING ACQUISITION HIGHLIGHTS:

- STOCK-FOR-STOCK TRANSACTION WITH EACH WIR SHARE TO BE EXCHANGED FOR 0.62 PNP SHARE
- TOTAL TRANSACTION VALUE OF $440 MILLION o INCREASES PAN PACIFIC'S PORTFOLIO FROM 61 PROPERTIES TO 111 TOTALING 15 MILLION SQUARE FEET
-       CREATES LARGEST WEST COAST NEIGHBORHOOD SHOPPING CENTER REIT
-       EXPECTED TO BE ACCRETIVE TO PAN PACIFIC'S FFO PER SHARE IN 2001
-       ENHANCES PAN PACIFIC'S BALANCE SHEET, FLEXIBILITY AND KEY FINANCIAL
        RATIOS
- INCREASES PAN PACIFIC'S SHARE BASE BY 50% FROM 21.3 MILLION COMMON SHARES TO 32.0 MILLION
-       PAN PACIFIC TO INCREASE ITS QUARTERLY DIVIDEND BY 8.3% TO $0.455 PER
        SHARE

    SAN DIEGO, CALIF., NOVEMBER 7, 2000 -- Pan Pacific Retail Properties, Inc. (NYSE:PNP), a leading West Coast shopping center owner and operator, today announced results for the third quarter ended September 30, 2000. All per share amounts are on a diluted basis. Funds from Operations (FFO) were $0.63 per share, representing an 8.6% increase compared with third quarter 1999.

    "This is our 13th consecutive quarter of delivering solid FFO per share growth," said Stuart A. Tanz, President and Chief Executive Officer. "Our consistent performance continues to be driven by robust market conditions on the West Coast. As a result, our portfolio and leasing activity remain at record high levels. In addition to our ongoing operations, during the third quarter we announced our most strategically important transaction to date -- our plans to acquire Western Properties Trust. The pending transaction will firmly establish Pan Pacific as the largest West Coast shopping center REIT with an unmatched platform of high-quality, grocery-anchored centers concentrated in high-barrier-to-entry growth markets such as San Francisco, Sacramento, Portland and Seattle." Mr. Tanz also commented, "We are fully on track to close the transaction following each company's stockholder meetings on November 9th. More importantly, we are fully prepared to immediately and seamlessly integrate the Western portfolio and expect to quickly take advantage of a multitude of operational and leasing synergies."

Pan Pacific Retail Properties                                        Page 2 of 7

                                FINANCIAL RESULTS

    For the quarter ended September 30, 2000 total FFO increased 9.5% to $14.1 million, or $0.63 per share, compared with FFO for the third quarter of 1999 of $12.9 million, or $0.58 per share. Net income increased to $8.7 million, or $0.41 per share, compared with net income for the third quarter of 1999 of $8.0 million, or $0.38 per share, representing an 8.8% increase in net income, and a 7.9% increase on a per share basis. Total revenue increased 10.6% to $28.0 million compared with total revenue of $25.4 million for the third quarter of 1999.

    For the quarter ended September 30, 2000 Funds Available for Distribution
(FAD) totaled $10.6 million, or $0.47 per share, and the Company distributed a dividend of $0.42 per share representing an FFO payout ratio of 67.0% and an FAD payout ratio of 88.7%.

    At September 30, 2000 total assets were $819.6 million. The Company had $394.4 million in debt outstanding, including $225.9 million in fixed rate long-term mortgage debt with a weighted average interest rate of 7.7%, and a weighted average maturity of 7.3 years. For the quarter ended September 30, 2000 the Company's interest coverage ratio was 2.9 to 1.

                                OPERATING RESULTS
LEASING ACTIVITY

    At September 30, 2000 the Company's portfolio had an occupancy rate of 97.4%. During the quarter the Company executed 81 leases (new and renewed), totaling 267,284 square feet, and achieved a 17.0% increase over prior rents on a same store basis.

    SAME PROPERTY OPERATING RESULTS

    The following table sets forth certain operating results with respect to the 54 properties owned and operated for the entirety of both the three months ended September 30, 2000 and 1999.


              -------------------------------------------------------------------
                                 SAME PROPERTY OPERATING DATA
                (In thousands except for number of properties and percentages)

                                                    Three Months Ended
                                                       September 30,
                                                  ----------------------
                                                    2000           1999
                                                  -------         -------
               # of Properties                         54             54
               Total GLA                            7,539          7,535
               Occupancy                            97.5%          97.8%
               Revenue:
                 Rental                           $20,202        $19,776
                 Recoveries from tenants            4,513          4,382
                 Income from unconsolidated
                   partnership                         79             84
                 Other                                318            416
                                                  -------         -------
                                                   25,112         24,658

                 Property operating and
                    property taxes                  4,833          4,844
                                                  -------         -------


               OPERATING INCOME                   $20,279         $19,814   2.4%
                                                  =======         =======   ====
              -------------------------------------------------------------------

                              ACQUISITION ACTIVITY

Pan Pacific Retail Properties                                        Page 3 of 7

        During the quarter, the Company acquired two grocery store anchored neighborhood shopping centers in Southern California for $25.7 million.

        On August 15, 2000 the Company acquired Sycamore Plaza, a 105,100 square foot grocery and drug store anchored neighborhood center located in Anaheim. The property is located at the intersection of State College Boulevard and La Palma Avenue, just south of the 91 Freeway. Sycamore Plaza is situated in a demographically strong in-fill market with a population of 198,600 within a 3-mile radius, and an average household income of $66,300. Sycamore Plaza is currently 96% leased and anchored by Stater Bros. Supermarket and Sav-on Drugs.

        On September 19, 2000 the Company acquired Granary Square, a 137,000 square foot grocery and drug store anchored neighborhood center located in Valencia. The property, which is 20 miles north of Los Angeles' San Fernando Valley, is situated in a demographically strong market with a population of 58,000 within a 3-mile radius of the center and an average household income in excess of $84,000. Granary Square is currently 98% leased and is anchored by Ralph's Supermarket and Long's Drugs.

                 PENDING ACQUISITION OF WESTERN PROPERTIES TRUST

        On August 22, 2000 the Company announced that it had entered into a definitive agreement with Western Properties Trust under which Pan Pacific will acquire Western. The transaction is being structured as a stock for stock exchange whereby Western common shares will be exchanged into newly issued Pan Pacific common shares, based upon a fixed 0.62 exchange ratio. The transaction values Western at approximately $440 million including transaction costs and the assumption of approximately $200 million of debt, including Pan Pacific's assumption of Western's $125 million senior unsecured notes. Once the transaction is completed, Pan Pacific will be the largest West Coast neighborhood shopping center REIT, with an expected total market capitalization of approximately $1.3 billion and a portfolio totaling 111 properties, encompassing 15 million square feet, with a broad geographic representation in key West Coast growth markets.

        The transaction is subject to approval by each company's stockholders. Both companies' respective stockholders meetings are scheduled for November 9, 2000. Pending the outcome of each meeting, the companies expect to close the transaction soon thereafter.

        Pursuant to the terms of the definitive agreement, Pan Pacific will increase its quarterly dividend to $0.455 per share ($1.82 per share on an annualized basis), expected to commence in the first quarter of 2001. Based upon the fixed 0.62 exchange ratio, the $0.455 per share dividend equates to Western's current quarterly dividend. Pan Pacific will also adjust its dividend payment dates from its previous schedule of mid-January, mid-April, mid-July and mid-October to a schedule of mid-March, mid-June, mid-September and mid-December. In addition, Pan Pacific expects to pay a special, one-time dividend of $0.28 per share, payable on November 15th, 2000 to Pan Pacific stockholders of record on November 3, 2000, subject to the transaction closing by the payment date.

        Additional information regarding the pending transaction can be obtained on the Internet at www.pprp.com or by contacting the Company at (760) 727-1002.

Pan Pacific Retail Properties                                        Page 4 of 7

                          THIRD QUARTER CONFERENCE CALL

    On Tuesday, November 7, 2000 at 11:30 AM Eastern Time, the Company will be hosting a conference call to discuss its third quarter 2000 results. The Company's remarks will be followed by a question and answer period, which will be limited to questions from analysts and investors. Stockholders and interested parties may participate in this conference call by dialing (800) 982-3661. A taped replay of the call will be available through November 15, 2000 at (888) 266-2081, pass code 4666989.

    A live web cast (listen-only mode) of the conference call will be available at www.pprp.com via a link to www.streetevents.com. An online replay will also be available through November 15, 2000. You must have RealPlayer installed on your computer to listen to the web cast. RealPlayer may be downloaded for free at the websites listed above.

                                ABOUT THE COMPANY

    Pan Pacific Retail Properties, Inc. is an equity real estate investment trust (REIT) traded on the New York Stock Exchange under the symbol PNP. Pan Pacific focuses on creating long-term stockholder value by specializing in the acquisition, ownership and management of community and neighborhood shopping centers for everyday essentials. Pan Pacific's strategy is aimed at providing stockholders with long-term stable cash flow through maintaining a diverse portfolio and tenant base, balanced with consistent growth through implementing its acquisition and property management programs.

    Pan Pacific's portfolio currently totals 61 properties, encompassing 9.5 million square feet, and is 97% leased to over 1,400 retailers. The portfolio is diversified across five Western U.S. markets: Northern California, Southern California, Washington, Oregon and Nevada.

    Pan Pacific is a full service real estate company with in-house expertise in acquisitions, leasing, development, property management, marketing and accounting. Pan Pacific is headquartered in Vista (San Diego), California, and has five regional offices located in Sacramento, California; Chino, California; Kent, Washington; Portland, Oregon; and Las Vegas, Nevada.

    The Company develops on a quarterly basis a supplemental packet of information, which includes property and corporate level detail. This information is available upon request. Additional information about Pan Pacific Retail Properties, Inc. can be obtained on the Internet at www.pprp.com.

(Note: Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements relate to matters such as the future operating results of Pan Pacific and Western, the potential G&A cost savings from the transaction, future earnings growth of the combined company, the successful integration of the businesses of Western and Pan Pacific, and the ability of the combined company to obtain equity and debt financing. Such forward looking statements are based on the beliefs of Pan Pacific's and Western's management as well as assumptions made by and information currently available to each company's management. The words "anticipate," "believe," "may," "expect," "will," and similar expressions, variations of such terms or the negative of such terms as they relate to Pan Pacific or Western used in this press release, are intended to identify such forward looking statements. Although the companies believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, they can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the companies' expectations include market valuations of their stock, financial performance and operations of their shopping centers, real estate conditions, execution of shopping center development programs, successful completion of renovations, completion of pending acquisitions including the completion of customary due diligence and closing conditions, changes in the availability of additional acquisitions, changes in local or national economic conditions, and other risks detailed from time to time in reports filed with the Securities and Exchange Commission including each company's Annual Report on Form 10-K for the year ended December 31, 1999.)

Pan Pacific Retail Properties                                        Page 5 of 7


                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                         SEPTEMBER 30, 2000    DECEMBER 31, 1999
                                                         -------------------   -----------------
                                                            (UNAUDITED)
ASSETS:
    Operating properties, at cost:
        Land                                                $   219,952            $   209,071
        Buildings and improvements                              600,668                569,519
        Tenant improvements                                      29,402                 26,496
                                                            -----------            -----------

                                                                850,022                805,086
        Less accumulated depreciation and amortization          (68,575)               (57,025)
                                                            -----------            -----------
                                                                781,447                748,061

    Investment in unconsolidated partnership                      1,515                  1,496
    Cash and cash equivalents                                        --                  1,097
    Restricted cash                                                 171                    592
    Accounts receivable                                           4,008                  3,295
    Accrued rent receivable                                      13,930                 12,391
    Notes receivable                                              2,886                  3,043
    Deferred lease commissions                                    4,630                  3,943
    Prepaid expenses                                              6,984                  7,987
    Other assets                                                  4,004                  2,632
                                                            -----------            -----------
                                                            $   819,575            $   784,537
                                                            ===========            ===========

LIABILITIES AND EQUITY:
    Notes payable                                           $   225,926            $   228,490
    Line of credit payable                                      168,500                128,800
    Accounts payable, accrued expenses and other                 12,264                 13,074
    Distributions payable                                         9,408                  8,960
                                                            -----------            -----------
                                                                416,098                379,324
    Minority interests                                           22,680                 23,347
                                                            -----------            -----------

    Stockholders' equity:
        Common stock                                                213                    213
        Paid in capital in excess of par value                  481,574                481,312
        Accumulated deficit                                    (100,990)               (99,659)
                                                            -----------            -----------
                                                                380,797                381,866
                                                            -----------            -----------
                                                            $   819,575            $   784,537
                                                            ===========            ===========

Pan Pacific Retail Properties                                        Page 6 of 7



                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                  THREE MONTHS ENDED
                                                     SEPTEMBER 30,
                                                -----------------------
                                                  2000           1999
                                                --------       --------
REVENUE:
    Base rent                                   $ 22,163       $ 20,014
    Percentage rent                                  135            185
    Recoveries from tenants                        5,011          4,500
    Net gain on sale of real estate                   --             --
    Income from unconsolidated partnership            77             82
    Other                                            658            584
                                                --------       --------
                                                  28,044         25,365
                                                --------       --------

EXPENSES:
    Property operating                             3,330          3,100
    Property taxes                                 2,054          1,895
    Depreciation and amortization                  4,992          4,598
    Interest                                       7,627          6,165
    General and administrative                       812          1,178
    Other                                             32             68
                                                --------       --------
                                                  18,847         17,004
                                                --------       --------

INCOME BEFORE MINORITY INTERESTS                   9,197          8,361

    Minority interests                              (473)          (341)
                                                --------       --------

NET INCOME                                      $  8,724       $  8,020
                                                ========       ========

Basic and diluted earnings per share            $   0.41       $   0.38

Pan Pacific Retail Properties                                        Page 7 of 7



                      CALCULATION OF FUNDS FROM OPERATIONS
                      AND FUNDS AVAILABLE FOR DISTRIBUTION
                                   (UNAUDITED)
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                                  SEPTEMBER 30,                         SEPTEMBER 30,
                                                             2000               1999               2000               1999
                                                         ------------       ------------       ------------       ------------
FUNDS FROM OPERATIONS:
Net Income                                               $      8,724       $      8,020       $     25,448       $     23,937
    Plus depreciation and amortization expense                  4,992              4,598             14,418             13,062
    Plus depreciation on unconsolidated partnership                 2                  2                  6                  6
    Less corporate FF&E depreciation (included                   (106)              (100)              (312)              (296)
    Plus DownREIT minority interests                              473                344              1,463              1,023
    Less net gain on sale of real estate                           --                 --                 --                (75)
                                                         ------------       ------------       ------------       ------------

Funds From Operations                                    $     14,085       $     12,864       $     41,023       $     37,657
                                                         ============       ============       ============       ============

Funds From Operations per share                          $       0.63       $       0.58       $       1.83       $       1.71

FUNDS AVAILABLE FOR DISTRIBUTION:

Funds From Operations                                    $     14,085       $     12,864       $     41,023       $     37,657
Plus corporate FF&E depreciation (included above)                 106                100                312                296
Plus amortization of pre-paid financing costs                     216                238                651                650
Less amortization of debt premiums                                (49)               (31)              (145)              (148)
Less capital expenditures:
    Tenant improvements                                        (1,669)              (643)            (3,565)            (2,295)
    Leasing commissions                                          (660)              (302)            (1,149)              (670)
    Capital improvements                                         (106)               (15)              (150)               (32)
Less scheduled debt principal payments                           (825)              (591)            (2,419)            (1,804)
Less straight line rent                                          (460)              (969)            (1,540)            (2,238)
                                                         ------------       ------------       ------------       ------------

Funds Available for Distribution                         $     10,638       $     10,651       $     33,018       $     31,274
                                                         ============       ============       ============       ============


Funds Available for Distribution per Share               $       0.47       $       0.48       $       1.47       $       1.42

Diluted Weighted Average Shares Outstanding                22,472,226         22,083,566         22,424,212         22,028,701

The White Paper on Funds from Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 (the "White Paper") defines Funds from Operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management considers Funds from Operations an appropriate measure of performance of an equity REIT because it is predicated on cash flow analyses. The Company computes Funds from Operations in accordance with standards established by the White Paper. The Company's computation of Funds from Operations may, however, differ from the methodology for calculating Funds from Operations utilized by other equity REITs and, therefore, may not be comparable to such other REITs. Funds from Operations should not be considered as an alternative to net income (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make distributions. NAREIT's clarification to the definition of Funds from Operations, which became effective January 1, 2000, had no impact on the calculation of Funds from Operations.

The Company also cautions that the calculation of Funds Available for Distribution (FAD) may vary from entity to entity and, as such, the presentation of FAD by the Company may not be comparable to other similarly titled measures of other equity REITs. FAD does not represent cash generated from operating activities in accordance with generally accepted accounting principles; is not necessarily indicative of cash available to fund the Company's cash needs; and should not be considered as an alternative to cash flow as a measure of liquidity.

                                      # # #

The foregoing communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are those that do not state historical facts and are inherently subject to risk and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among others, risks associated with completion of the merger, risk associated with integration of the two companies' businesses, risks associated with the market valuations of each company's stock, the financial performance and operations of their shopping centers, real estate conditions, execution of shopping center development programs, successful completion of renovations, completion of pending acquisitions including the completion of customary due diligence and closing conditions, changes in the availability of additional acquisitions, changes in local or national economic conditions, and other factors discussed in each company's Annual Report on Form 10-K.

Investors and security holders of both Pan Pacific and Western are urged to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the foregoing information, because it contains important information. The joint proxy statement/prospectus has been filed with the Securities and Exchange Commission (the "Commission"). Pan Pacific and Western security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pan Pacific and Western with the Commission at the Commission's Web site at www.sec.gov. The joint prospectus and these other documents may also be obtained free of charge from Pan Pacific by directing a request to Pan Pacific Retail Properties, Inc., 1631-B Melrose Drive, Vista, California 92083, Attention: Joseph B. Tyson, Executive Vice President, Chief Financial Officer and Secretary, telephone:
(760) 727-1002; or from Western by directing a request to Western Properties Trust, 2200 Powell Street, Suite 600, Emeryville, California 94608, Attention:
Dennis Ryan, Chief Financial Officer, telephone: (888) 831-5770.

Pan Pacific and its officers and directors may be deemed to be participants in the solicitation of proxies from Pan Pacific's stockholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Pan Pacific's Proxy Statement for the 2000 Annual Meeting of Stockholders filed with the Commission on March 30, 2000. This document is available free of charge at the Commission's Web site at www.sec.gov and from the Pan Pacific contact referred to above. Western and its officers and directors may be deemed to be participants in the solicitation of proxies from Western's shareholders with respect to the proposed merger and related transactions. Information regarding such officers and directors is included in Western's Proxy Statement for the 2000 Annual Meeting of Shareholders filed with the Commission on March 30, 2000. This document is available free of charge at the Commission's Web site at www.sec.gov and from the Western contact referred to above.